Exhibit (a)(5)(C)

Covidien Successfully Completes Tender Offer for Shares of Aspect Medical Systems, Inc.

DUBLIN, Ireland – November 6, 2009 – Covidien (NYSE: COV), a leading global provider of healthcare products, today announced the successful completion of its tender offer through its subsidiary, Transformer Delaware Corp., to purchase all of the outstanding shares of common stock of Aspect Medical Systems, Inc. The tender offer expired at 12:00 midnight ET, at the end of November 5, 2009, and was not extended.

The depositary for the tender offer has advised Covidien that, as of the expiration of the offering period, a total of approximately 16,195,245 shares of Aspect common stock were validly tendered and not withdrawn (not including approximately 295,895 shares subject to guaranteed delivery procedures), representing approximately 89.58 percent of the outstanding Aspect common shares. All shares that were validly tendered and not properly withdrawn during the initial offering period have been accepted for payment.

Pursuant to the terms of the merger agreement, Transformer Delaware Corp. intends to exercise its option to purchase newly issued shares from Aspect at the tender offer price, which will permit Covidien to complete the acquisition process by effecting a short-form merger as promptly as practicable, that is, without a vote or meeting of Aspect’s remaining stockholders. Following the merger, Aspect will become an indirect wholly owned subsidiary of Covidien, and each share of Aspect’s outstanding common stock will be cancelled and converted into the right to receive the same consideration, without interest, received by holders who tendered in the tender offer. Thereafter, Aspect common stock will cease to be traded on the NASDAQ.

ABOUT COVIDIEN

Covidien is a leading global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. Covidien manufactures, distributes and services a diverse range of industry-leading product lines in three segments: Medical Devices, Pharmaceuticals and Medical Supplies. With 2008 revenue of $10 billion, Covidien has more than 41,000 employees worldwide in 59 countries, and its products are sold in over 140 countries. Please visit www.covidien.com to learn more about our business.

CONTACTS:

Eric Kraus	Coleman Lannum, CFA
Senior Vice President	Vice President
Corporate Communications	Investor Relations
508-261-8305	508-452-4343
eric.kraus@covidien.com	cole.lannum@covidien.com

Bruce Farmer	Brian Nameth
Vice President	Director
Public Relations	Investor Relations
508-452-4372	508-452-4363
bruce.farmer@covidien.com	brian.nameth@covidien.com